May 22, 2008
Via EDGAR and Federal Express
Peggy Fisher-Assistant Director
Tom Jones
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Echo Technology (Delaware), Inc. (the “Company”)
Registration Statement on Form S-4
Filed April 14, 2008
File No. 333-150234
Dear Ms. Fisher,
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 to become effective at 4:00 p.m. Eastern Time, on May 23, 2008 or as soon as reasonably practicable thereafter.
In connection with this request, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Peggy Fisher
Tom Jones
May 22, 2008

Please contact Lowell D. Ness of Orrick, Herrington & Sutcliffe LLP at (650) 614-7455 if you have any questions or require additional information concerning the foregoing.

Sincerely,
/s/ Robert L. Blair

Robert L. Blair

cc.	Peter Cohn
Lowell D. Ness
Orrick, Herrington & Sutcliffe LLP